767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Michael J. Aiello +1 212 310 8552 michael.aiello@weil.com	Weil, Gotshal & Manges LLP

November 5, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Re:	Genzyme Corporation
Schedule TO-T
Filed on October 4, 2010 Amendment No. 3 to Schedule TO-T Filed on October 20, 2010
Amendment No. 4 to Schedule TO-T Filed On October 28, 2010 Amendment No. 5 to Schedule TO-T
Filed on October 29, 2010 Filed by GC Merger Corp. and Sanofi-Aventis File No. 005-37205

Dear Mr. Orlic:

On behalf of our client, Sanofi-Aventis (the “Company”), and its wholly-owned subsidiary, GC Merger Corp., please find responses to the comments from the Staff’s letter to the Company (File No. 005-37205) of October 29, 2010 regarding the Tender Offer on Schedule TO filed October 4, 2010 (the “Tender Offer”) and certain amendments thereto. Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

November 5, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

Purpose of the Offer..., page 23

1.	We note your response to prior comment 6. In your response, you do not address the point that these transactions following the offer may be made using methods other than open market purchases. Please advise how you concluded that reserving the right to make these additional purchases through unspecified methods is consistent with Rule 13e-3(g)(1)(i)(A), which requires disclosure of the form of the proposed transaction.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Certain Conditions of the Offer, page 29

2.	We note your response to prior comment 8. Please disclose how you will determine whether an action or proceeding is threatened, or a change or development of the kind noted is threatened.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Letter of Transmittal

Irregularities, page 9

3.	You have retained a reference to the final and binding nature of your determinations in this section. Please revise.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Amendment No. 4 to Schedule TO-T

Exhibit 99(A)(5)(F)

4.	This exhibit indicates that the tender offer of $69 per share is “compelling” and that this share price consideration “Represents a substantial premium.” Given that the closing share price for Genzyme has been above the offer price since the tender offer was commenced, please advise us of the basis upon which these specific disclosures were made. In addition, please advise us of what procedures the bidders have instituted to ensure that similar disclosures do not appear in future filings to the extent inconsistent with published trading prices. This comment also applies to Exhibit 99(A)(5)(G) to Amendment No. 5 to Schedule TO-T

The Company believes, as Mr. Viehbacher stated on October 28, 2010 (and as disclosed in Exhibit 99(a)(5)(F)) that the Offer Price of $69 is compelling. Prior to rumors in the press regarding the Company’s plans to acquire a significant U.S. biotech company, Genzyme’s share price had not traded above the Offer Price since February 26, 2009. As set forth in Exhibit 99(a)(5)(C) to Amendment No. 1 to our Schedule TO-T, the Offer Price of $69 per share represents a premium of 38% over the unaffected share price of $49.86 on July 1, 2010, the day prior to the above-referenced rumors in the press, which the Company believes is in line with premiums paid in recent comparable transactions.

November 5, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

The Company reviews statements and presentations regarding the Offer with internal and external legal counsel and financial advisors to evaluate their compliance with applicable laws prior to their use or disclosure.

*        *        *

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Karen Linehan,
Senior Vice President Legal Affairs and General Counsel
Sanofi-Aventis
Via email: karen.linehan@sanofi-aventis.com

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